Exhibit 99.1

36Kr Holdings Inc. Reports Third Quarter 2020 Unaudited Financial Results

BEIJING, November 30, 2020 / GLOBE NEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the third quarter 2020 ended September 30, 2020.

Third Quarter 2020 Operational and Financial Highlights

•                      Average monthly page views (“PV”) for the twelve-month period ended September 30, 2020 increased by 45.4% to 566.3 million, from 389.5 million for the twelve-month period ended September 30, 2019.

•                      Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB14.0 million (US$2.1 million), compared to RMB635.6 million in the same period of 2019.

First Nine Months 2020 Financial Highlights

•                      Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB188.9 million (US$27.8 million), compared to RMB949.1 million in the same period of 2019.

Selected Operating Data

	For the Nine Months Ended September 30,
	2019	2020
Online advertising services

Number of online advertising services end customers	329	354

Average revenue per online advertising services end customer (RMB’000)[1]	406.0	292.3

Enterprise value-added services

Number of enterprise value-added services end customers	241	172

Average revenue per enterprise value-added services end customer (RMB’000)[2]	684.8	882.8

Subscription services

Number of individual subscribers	14,052	5,777

Average revenue per individual subscriber (RMB)[3]	1,377.1	484.1

Number of institutional investor subscribers	127	102

Average revenue per institutional investor subscriber (RMB’000)[4]	101.3	67.0

Number of enterprise subscribers	262	392

Average revenue per enterprise subscriber (RMB’000)[5]	7.5	0.9

1  Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

2  Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

3  Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

4  Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investor subscribers in the same period.

5  Equals revenues generated from enterprise subscription services for a period divided by the number of enterprise subscribers in the same period.

Mr. Dagang Feng, co-chairman and chief executive officer of 36Kr, commented, “With a focus on operations during the third quarter, we achieved encouraging sequential recovery across key traffic metrics, despite the impact of lingering pandemic-related macro challenges. In the third quarter, we reached a record high average monthly PV of 566.3 million for the twelve months ended September 30, 2020, marking our 10th consecutive quarter of PV growth. Our livestreaming and short-video content initiatives continue to attract increasing traffic and drive greater engagement, especially with the younger generation. Notably, we also achieved year-over-year revenue growth in our enterprise value-added services in the third quarter, demonstrating the vitality and robustness of this business segment.

“Our fundamentals remain solid and as COVID-19 containment measures are gradually relaxed in China, most offline activities are returning to normalcy. As we broaden industry-leading professionally generated content (“PGC”) and user generated content (“UGC”) production capabilities along with our innovative and attractive value-added services, we are well positioned in the booming New Economy community. Supported by our stellar brand, we will continue our strategic efforts to boost the diversity of our product and service offerings, optimize our network communities, increase our customer base and further explore new growth opportunities to improve our monetization capabilities,” Mr. Feng concluded.

Ms. Jihong Liang, director, and chief financial officer of 36Kr, stated, “Despite the challenging operating environment, our third quarter financial performance showed meaningful improvement, particularly on a quarter-over-quarter basis. Nevertheless, our total revenues in this quarter slightly decreased on a year-over-year basis, which was primarily attributable to the lingering impact of COVID-19. We have achieved positive operating cash flow for the second consecutive quarter, which further reflects our capabilities to navigate market dynamics. In addition, our account receivables continued to improve, supported by our adjusted prepayment policies and our optimization of client base for a better quality. Moreover, we maintained prudent investment in technologies that are critical to further innovation and future growth. We remain committed to the promising development of the New Economy and believe our competitive strengths will allow us to withstand challenges and thrive in the community with our partners.”

Third Quarter 2020 Financial Results

Total revenues were RMB123.5 million (US$18.2 million) in the third quarter of 2020, compared to RMB130.9 million in the same period of 2019.

•                  Online advertising services revenues decreased by 5.5% to RMB51.1 million (US$7.5 million) in the third quarter of 2020, from RMB54.1 million in the same period of 2019. The decrease was primarily attributable to the relatively weak demand from certain advertisers in the wake of COVID-19.

•                  Enterprise value-added services revenues increased by 3.8% to RMB66.4 million (US$9.8 million) in the third quarter of 2020, from RMB64.0 million in the same period of 2019. The increase was primarily attributable to the recovering demands from certain enterprise value-added services customers.

•                  Subscription services revenues were RMB6.0 million (US$0.9 million) in the third quarter of 2020, compared to RMB12.9 million in the same period of 2019. The decrease was primarily attributable to the decrease of individual subscription revenues associated with relatively weak demand.

Cost of revenues was RMB76.6 million (US$11.3 million) in the third quarter of 2020, compared to RMB75.8 million in the same period of 2019.

Gross profit was RMB46.8 million (US$6.9 million) in the third quarter of 2020, compared to RMB55.1 million in the same period of 2019.

Operating expenses were RMB63.2 million (US$9.3 million) in the third quarter of 2020, compared to RMB77.9 million in the same period of 2019. The decrease was mainly due to decrease in general and administrative expenses in the third quarter of 2020.

•                  Sales and marketing expenses were RMB31.6 million (US$4.7 million) in the third quarter of 2020, compared to RMB31.8 million in the same period of 2019.         The decrease was primarily attributable to the decrease of payroll-related expenses, partially offset by the increase of share-based compensation expenses.

•                  General and administrative expenses decreased by 45.3% to RMB20.5 million (US$3.0 million) in the third quarter of 2020, compared to RMB37.4 million in the same period of 2019. The decrease was primarily attributable to the decrease of share-based compensation expenses, partially offset by the increase of professional fees.

•                  Research and development expenses increased by 28.6% to RMB11.2 million (US$1.6 million) in the third quarter of 2020, compared to RMB8.7 million in the same period of 2019. The increase was primarily attributable to the increase in technology expenses related to technology procurement, device maintenance and testing.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB4.6 million (US$0.7 million) in the third quarter of 2020 and RMB25.8 million in the same period of 2019.

Other income was RMB2.5 million (US$0.4 million) in the third quarter of 2020, compared to RMB12.8 million that included an income of RMB11.5 million from the realized disposal gain associated with the overseas business investment in the same period of 2019.

Income tax expenses were RMB21 thousand (US$3 thousand) in the third quarter of 2020, compared to RMB2.4 million in the same period of 2019.

Net loss was RMB14.0 million (US$2.1 million) in the third quarter of 2020, compared to RMB12.4 million in the same period of 2019. Non-GAAP adjusted net loss6 was RMB9.3 million (US$1.4 million) in the third quarter of 2020, compared to Non-GAAP adjusted net income RMB13.4 million in the same period of 2019.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB14.0 million (US$2.1 million) in the third quarter of 2020, compared to RMB635.6 million in the same period of 2019, which included the accretion on redeemable non-controlling interests, accretion and re-designation effect of convertible redeemable preferred shares.

Basic and diluted net loss per share were both RMB0.014 (US$0.002) in the third quarter of 2020, compared to RMB2.535 in the same period of 2019.

Certain Balance Sheet Items

As of September 30, 2020, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB199.0 million (US$29.3 million), compared to RMB264.2 million as of December 31, 2019.

6  Non-GAAP adjusted income/(loss)represents net income/(loss) excluding share-based compensation expenses.

First Nine Months 2020 Financial Results

Total revenues were RMB265.3 million (US$39.1 million) in the first nine months of 2020, compared to RMB332.8 million in the same period of 2019. The decrease was primarily attributable to the negative impact of COVID-19 to the overall market.

•                      Online advertising services revenues decreased by 22.5% to RMB103.5 million (US$15.2 million) in the first nine months of 2020, from RMB133.6 million in the same period of 2019.

•                      Enterprise value-added services revenues decreased by 8.0% to RMB151.9 million (US$22.4 million) in the first nine months of 2020, from RMB165.0 million in the same period of 2019.

•                      Subscription services revenues were RMB10.0 million (US$1.5 million) in the first nine months of 2020, compared to RMB34.2 million in the same period of 2019.

Cost of revenues was RMB190.8 million (US$28.1 million) in the first nine months of 2020, compared to RMB214.0 million in the same period of 2019. The decrease was primarily attributable to the decrease of revenues affected by the negative impact of COVID-19 to the overall market.

Gross profit was RMB74.5 million (US$11.0 million) in the first nine months of 2020, compared to RMB118.8 million in the same period of 2019.

Operating expenses were RMB265.5 million (US$39.1 million) in the first nine months of 2020, compared to RMB191.5 million in the same period of 2019. The increase was mainly due to increases in general and administrative expenses and sales and marketing expenses in the first nine months of 2020.

•                      Sales and marketing expenses increased by 29.3% to RMB105.5 million (US$15.5 million) in the first nine months of 2020, compared to RMB81.6 million in the same period of 2019. The increase was primarily attributable to an increase in share-based compensation expenses and marketing expenses.

•                        General and administrative expenses were RMB130.6 million (US$19.2 million) in the first nine months of 2020, compared to RMB84.3 million in the same period of 2019. The increase was primarily attributable to an increase in the allowance for doubtful accounts and professional fees, partially offset by the decrease of share-based compensation expenses.

•                     Research and development expenses increased by 14.3% to RMB29.3 million (US$4.3 million) in the first nine months of 2020, compared to RMB25.6 million in the same period of 2019. The increase was primarily attributable to the increase of technology expenses related to technology procurement device maintenance and testing and share-based compensation expenses, partially offset by the decrease of payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in total were RMB30.2 million (US$4.5 million) in the first nine months of 2020 and RMB54.9 million in the same period of 2019 that included RMB26.8 million arising from the effect of re-designation of ordinary shares to convertible redeemable preferred shares.

Other income was RMB1.8 million (US$0.3 million) in the first nine months of 2020, which included a loss of RMB7.7 million from equity method investments and an income of RMB5.0 million from government grants, compared to an income of RMB15.1 million that included a gain of RMB11.5 million from realized disposal gain associated with the overseas business investment in the same period of 2019.

Income tax expenses were RMB16 thousand (US$2 thousand) in the first nine months of 2020, compared to RMB0.3 million in the same period of 2019.

Net loss was RMB189.2 million (US$27.9 million) in the first nine months of 2020, compared to RMB57.9 million in the same period of 2019. The increase was primarily attributable to the negative impact of COVID-19 to the overall market, which led to a decrease of total revenues and cost of revenues and an increase in total operating expenses. Non-GAAP adjusted net loss7 was RMB159.0 million (US$23.4 million) in the first nine months of 2020, compared to RMB3.0 million in the same period of 2019.

Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders was RMB188.9 million (US$27.8 million) in the first nine months of 2020, compared to RMB949.1 million in the same period of 2019, which included the accretion on redeemable non-controlling interests, accretion and re-designation effect of convertible redeemable preferred shares.

Basic and diluted net loss per share were both RMB0.185 (US$0.027) in the first nine months of 2020, compared to RMB3.239 in the same period of 2019.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its American Depositary Shares (“ADSs”), each representing 25 Class A Ordinary Shares. As of September 30, 2020, the Company had repurchased approximately US$1.2 million of its ADSs under this program.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on November 30, 2020 (9:00 PM Beijing/Hong Kong Time on November 30, 2020). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. Third Quarter 2020 Earnings Conference Call
Conference ID:	8996858
Registration Link:	http://apac.directeventreg.com/registration/event/8996858

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.36kr.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 7, 2020, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	8996858

7  Non-GAAP adjusted income/(loss)represents net income/(loss) excluding share-based compensation expenses.

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors’ assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.7896 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of September 30, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	US$’000

Assets
Current assets:
Cash and cash equivalents	177,372	105,585	15,551
Restricted cash	505	8	1
Short-term investments	86,362	93,386	13,754
Accounts receivable, net	538,537	362,307	53,362
Receivables due from related parties	4,615	964	142
Prepayments and other current assets	41,852	19,915	2,933
Total current assets	849,243	582,165	85,743
Non-current assets:
Property and equipment, net	15,964	12,815	1,887
Intangible assets, net	356	485	71
Equity method investments	41,861	33,308	4,906
Deferred tax assets	3,391	3,534	521
Operating lease right-of-use assets, net*	—	31,312	4,612
Goodwill	—	1,395	205
Other non-current assets	—	1,965	289
Total non-current assets	61,572	84,814	12,491
Total assets	910,815	666,979	98,234

Liabilities
Current liabilities:
Accounts payable	139,336	69,179	10,189
Salary and welfare payables	50,721	40,266	5,931
Taxes payable	35,341	16,283	2,398
Deferred revenue	8,161	20,067	2,956
Amounts due to related parties	—	1,211	178
Accrued liabilities and other payables	33,308	11,728	1,727
Short-term lease liabilities*	—	15,388	2,266
Total current liabilities	266,867	174,122	25,645
Non-current liabilities:
Long-term lease liabilities*	—	16,012	2,358
Total non-current liabilities	—	16,012	2,358
Total liabilities	266,867	190,134	28,003

Shareholders’ equity
Ordinary shares	679	689	101
Treasury stock	(2,333)	(10,597)	(1,561)
Additional paid-in capital	2,000,267	2,031,631	299,227
Accumulated deficit	(1,358,350)	(1,547,221)	(227,881)
Accumulated other comprehensive loss	(3,054)	(4,576)	(674)
Total 36Kr Holdings Inc.’s shareholders’ equity	637,209	469,926	69,212
Non-controlling interests	6,739	6,919	1,019
Total shareholders’ equity	643,948	476,845	70,231
Total liabilities and shareholders’ equity	910,815	666,979	98,234

*The Company has adopted Accounting Standards Update No. 2016-02, Leases, beginning January 1, 2020 on a modified retrospective basis. As a result, the Company recognized approximately RMB31.3 million of right-of-use assets, RMB15.4 million of short-term lease liabilities and RMB16.0 million of long-term lease liabilities, respectively, to the unaudited condensed consolidated balance sheet as of September 30, 2020. The adoption had no impact on the Company’s opening balances of accumulated deficit as of January 1, 2020.

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	54,082	51,095	7,525	133,559	103,477	15,241
Enterprise value-added services	63,974	66,404	9,780	165,046	151,850	22,365
Subscription services	12,867	5,957	877	34,192	9,990	1,471
Total revenues	130,923	123,456	18,182	332,797	265,317	39,077
Cost of revenues	(75,837)	(76,626)	(11,286)	(213,957)	(190,798)	(28,102)
Gross profit	55,086	46,830	6,896	118,840	74,519	10,975
Operating expenses:
Sales and marketing expenses	(31,756)	(31,611)	(4,656)	(81,636)	(105,540)	(15,544)
General and administrative expenses	(37,416)	(20,450)	(3,012)	(84,265)	(130,644)	(19,242)
Research and development expenses	(8,695)	(11,181)	(1,647)	(25,643)	(29,301)	(4,316)
Total operating expenses	(77,867)	(63,242)	(9,315)	(191,544)	(265,485)	(39,102)
Loss from operations	(22,781)	(16,412)	(2,419)	(72,704)	(190,966)	(28,127)
Other income/(expenses):
Share of loss from equity method investments	—	(2,021)	(298)	—	(7,728)	(1,138)
Gain on disposal of a subsidiary	11,454	—	—	11,454	—	—
Short-term investment income	880	583	86	3,261	1,069	157
Others, net	462	3,905	575	399	8,430	1,242
Loss before income tax	(9,985)	(13,945)	(2,056)	(57,590)	(189,195)	(27,866)
Income tax expenses	(2,383)	(21)	(3)	(276)	(16)	(2)
Net loss	(12,368)	(13,966)	(2,059)	(57,866)	(189,211)	(27,868)
Accretion on redeemable non-controlling interests to redemption value	(1,477)	—	—	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(276,012)	—	—	(517,023)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	(26,787)	—	—
Redesignate from ordinary shares to A-1, A-2, B-1, B-2, B-3, and issuance of A-1. A-2. B-1, B-2, B-3 preferred shares	(309,984)	—	—	(309,984)	—	—
Redesignate from ordinary shares to C-2	(36,977)	—	—	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	1,215	(50)	(7)	1,351	340	50
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(635,603)	(14,016)	(2,066)	(949,094)	(188,871)	(27,818)

Net loss	(12,368)	(13,966)	(2,059)	(57,866)	(189,211)	(27,868)
Other comprehensive loss
Foreign currency translation adjustments	(82)	(3,667)	(540)	(85)	(1,522)	(224)
Total other comprehensive loss	(82)	(3,667)	(540)	(85)	(1,522)	(224)
Total comprehensive loss	(12,450)	(17,633)	(2,599)	(57,951)	(190,733)	(28,092)
Accretion on redeemable non-controlling interests to redemption value	(1,477)	—	—	(1,808)	—	—
Accretion of convertible redeemable preferred shares to redemption value	(276,012)	—	—	(517,023)	—	—
Re-designation of Series A-1 into Series B-3 convertible redeemable preferred shares	—	—	—	(26,787)	—	—
Redesignate from ordinary shares to A-1, A-2, B-1, B-2, B-3, and issuance of A-1. A-2. B-1, B-2, B-3 preferred shares	(309,984)	—	—	(309,984)	—	—
Redesignate from ordinary shares to C-2	(36,977)	—	—	(36,977)	—	—
Net loss/(income) attributable to non-controlling interests	1,215	(50)	(7)	1,351	340	50
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(635,685)	(17,683)	(2,606)	(949,179)	(190,393)	(28,042)

Net loss per ordinary share (RMB)
Basic	(2.535)	(0.014)	(0.002)	(3.239)	(0.185)	(0.027)
Diluted	(2.535)	(0.014)	(0.002)	(3.239)	(0.185)	(0.027)
Net loss per ADS (RMB)
Basic	—	(0.344)	(0.051)	—	(4.625)	(0.681)
Diluted	—	(0.344)	(0.051)	—	(4.625)	(0.681)
Weighted average number of ordinary shares used in per share calculation
Basic	250,756,678	1,019,876,247	1,019,876,247	281,664,251	1,020,871,848	1,020,871,848
Diluted	250,756,678	1,019,876,247	1,019,876,247	281,664,251	1,020,871,848	1,020,871,848
Weighted average number of ADS used in per ADS calculation
Basic	—	40,795,050	40,795,050	—	40,834,874	40,834,874
Diluted	—	40,795,050	40,795,050	—	40,834,874	40,834,874

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000

Net loss	(12,368)	(13,966)	(2,059)	(57,866)	(189,211)	(27,868)
Share-based compensation expenses	25,750	4,618	680	54,858	30,215	4,450
Non-GAAP adjusted net income/(loss)	13,382	(9,348)	(1,379)	(3,008)	(158,996)	(23,418)
Interest expenses/(income), net	101	(561)	(83)	147	(1,343)	(198)
Income tax expenses	2,383	21	3	276	16	2
Depreciation and amortization expenses	900	1,518	224	2,815	4,081	601
Non-GAAP adjusted EBITDA	16,766	(8,370)	(1,235)	230	(156,242)	(23,013)